SUB-ITEM 77C: Submission of matters to a vote of security holders

The date of the special meeting of the shareholders (the "Meeting") of Destra Dividend Total Return Fund (the "Fund") was initially announced to be held on March 7, 2017, and was subsequently adjourned to April 27, 2017. The purpose of the Meeting was to approve an Agreement and Plan of Reorganization and Termination (the "Plan") providing for the transfer of all the assets of the Fund to the Direxion Hilton Tactical Income Fund ("Acquiring Fund"), a series of the Direxion Funds, in exchange solely for the Acquiring Fund's assumption of all the Fund's known liabilities and the Acquiring Fund's Class A, Class C and Institutional Class shares, which would be distributed pro rata by the Fund to its Class A, Class C and Class I shareholders, respectively, in complete liquidation of the Fund. This matter received 369,160.96 affirmative votes and 307,927.00 negative votes.